                    U.S. SECURITIES AND EXCHANGE COMMISSION

                                 Washington, DC

                                   FORM 10-SB/A

                  General Form for Registration of Securities
                 of Small Business Issuers Under Section 12(b)
                     or 12(g) of the Securities Act of 1934
                        INTERUNION FINANCIAL CORPORATION




     Delaware                                                                                                  87-0520294
-----------------------------------------------------------------------------------------             -------------------
     (State of Other jurisdictions of Incorporation of Organization)                                     (I.R.S. Employer
                                                                                                      Identification No.)

      249 Royal Palm Way, Suite 301 H, Palm Beach, FL                                                               33480
-----------------------------------------------------------------------------------------             -------------------
     (Address of Principal Executive Offices)                                                                  (Zip Code)

     (561) 820-0084
-----------------------------------------------------------------------------------------
     (Issuer's Telephone Number)


     Securities to be registered under Section 12(b) of the Act:

     Title of Each Class                   Name of Each Exchange on Which
     to be so Registered                   Each Class is to be Registered
     -------------------                   ------------------------------

-----------------------------------        ------------------------------------

-----------------------------------        ------------------------------------

     Securities to be registered under Section 12(g) of the Act:


                         Common Stock, par value $.001
-------------------------------------------------------------------------------
                                (Title of Class)


-------------------------------------------------------------------------------
                                (Title of Class)

                        INTERUNION FINANCIAL CORPORATION

                                   FORM 10-SB/A

                               TABLE OF CONTENTS

PART I.                                                                                                              PAGE
Item 1.  Description of Business  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3

Item 2.  Management's Discussion and Analysis of
         Financial Condition and Results of Operations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12

Item 3.  Description of Property  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14

Item 4.  Security Ownership of Certain Beneficial
         Owners and Management  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15

Item 5.  Directors, Executive Officers, Promoters
         and Control Persons  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17

Item 6.  Executive Compensation   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19

Item 7.  Certain Relationships and Related Transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20

Item 8.  Description of Securities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20


PART II.

Item 1.  Market Price of and Dividends on the Registrant's
         Common Equity and Other Shareholder Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 23

Item 2.  Legal Proceedings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 24

Item 3.  Changes in and Disagreements with Accountants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 24

Item 4.  Recent Sales of Unregistered Securities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 24

Item 5.  Indemnification of Directors and Officers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 27

PART F/S  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 28

PART III.

Item 1.  Index to Exhibits  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 29

SIGNATURES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30

                                     PART I



ITEM 1.  DESCRIPTION OF BUSINESS

  (a)    BUSINESS DEVELOPMENT

         On February 7, 1994, the shareholders of AU 'N AG, INC., a Utah corporation, approved without dissent, a proposal to change the domicile of the Company through the merger of the Company into AU 'N AG, INC., a Delaware corporation to be formed.

         On February 15, 1994 a Certificate of Incorporation of AU 'N AG, INC., a Delaware corporation, was filed with the office of the Secretary of State, Division of Corporations, State of Delaware.

         On February 15, 1994, the date of incorporation of AU 'N AG, Inc. of Delaware, the directors of that corporation approved a Pre-Organization Subscription and Letter of Non-Distributive Intent executed by the President of AU 'N AG, Inc., the Delaware corporation for $10.00, with the understanding that the shares would be immediately cancelled upon the effective date of the merger between AU 'N AG, INC. of Delaware and AU 'N AG, INC. of Utah. These shares were issued by the Company in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, as provided by Section 4(2) of that Act and upon a similiar exemption contained in applicable state securities laws. The shares received by AU 'N AG, INC. were restricted securities, subject to Rule 144 promulgated under the Securities Act of 1933, as amended. See Exhibits at E-1 and E-5.

         Further on February 15, 1994, a Plan and Agreement of Merger of AU 'N AG, INC. (Utah) and AU 'N AG, INC. (Delaware) was executed. On the same day a Certificate of Merger was executed by the above corporations. This Certificate of Merger was filed in the office of the Secretary of Delaware on March 10, 1994. Under the Certificate of Merger AU 'N AG, INC., the Delaware Corporation, was the surviving corporation. See Exhibit E-7 and E-12.

         Under the terms of the above-referenced merger each share of common stock of AU 'N AG, INC. (Utah) was converted into one share of AU 'N AG, INC. (Delaware). At the time of its incorporation, AU 'N AG, Inc. (Delaware) had total authorized capital stock in the amount of 50,000,000 shares at $.001 par value. Each holder of AU 'N AG, INC. (Utah) upon surrender to AU 'N AG, INC. (Delaware) of one or more certificates for such shares for cancellation received one or more certificates for the number of shares of common stock of AU 'N AG, INC. (Delaware) represented by the certificates of AU 'N AG, INC.
(Utah) so surrendered for cancellation by such holder.

         As a result of the above-referenced merger, 23,297,800 shares of common stock of AU 'N AG, INC. (Delaware) were issued to the shareholders of the corporation formerly known as AU 'N AG, INC. (Utah). At the time of the merger, AU 'N AG, INC. (Utah) had no assets and was an inactive corporation.

         As provided in the Plan and Agreement of Merger, the sole purpose of the above-referenced merger was to change the issuer's domicile from Utah to Delaware and the exchange of securities from one corporation to another was, in the opinion of management, therefore outside of the provisions of Rule 145 as promulgated by the Securities & Exchange Commission. Further, it is the position of management that the exchange of stock was a transaction by an issuer not involving any public offering and thus was within the protection of
Section 4(2) of the Securities Act of 1933, and exempted from registration requirements.

         On April 11, 1994, a Certificate of Amendment of the Certificate of Incorporation of AU 'N AG, INC. (Delaware) was executed, providing that the name of the Company be changed to: INTERUNION FINANCIAL CORPORATION. This change of name was filed by the office of the Secretary of State of Delaware n April 19, 1994.

         Subsequent to a filing of information submitted to the National Association of Securities Dealers, Inc. (NASD) pursuant to Schedule H of the NASD By-Laws and Rule 15c 2-11 under the Securities Act of 1934, on July 27, 1994 IFC was cleared for listing on the OTC Bulletin Board. The Company currently trades under the symbol: IUFC.

         Subsequent to approval by the required shareholders at a meeting held October 14, 1994, the common stock was reverse split at a ratio of ten (10) to one (1). Further, based upon shareholder approval at that meeting, a Certificate of Amendment was filed with the Secretary of State, State of Delaware, showing capitalization as follows:

          (1)      100,000,000 shares of common voting stock at $.001 par value.

          (2) 1,500,000 shares of Class A preferred stock at $.10 par value.

          (3) 50,000,000 shares of Class B preferred stock with par value to be set by the Board of Directors.

          (4) 50,000,000 shares of Class C preferred stock with par value to be set by the Board of Directors.

         On January 18, 1995 the Company acquired all of the stock of BEARHILL, LIMITED, INC., a British Virgin Islands corporation, for the issuance of 444,000 shares of common stock. On January 18, 1995 the Company also acquired all of the stock of GUARDIAN TIMING SERVICES, INC., a corporation organized under the laws of Ontario, Canada, for the issuance of 112,112 shares of common stock.

         Upon application to the Florida Department of State, on February 2, 1995, the Company was qualified and authorized to transact business in the State of Florida. The Company moved its principal office to 249 Royal Palm Way, Suite 301-H, Palm Beach, Florida 33480.

         On March 20, 1995, the Company acquired all of the stock of I & B, INC., a Delaware corporation, CREDIFINANCE CAPITAL, INC., a corporation organized under the laws of Ontario, Canada, CREDIFINANCE SECURITIES, LTD., a corporation organized under the laws of Ontario, Canada, and Ninety-Five percent (95%) of the stock of ROSEDALE REALTY CORPORATION, a corporation organized under the laws of Ontario, Canada, for the issuance of 1,500,000 shares of common stock. The Company further acquired the remaining outstanding stock of ROSEDALE REALTY CORPORATION for the issuance of 24,600 shares of common stock. It should be noted that in 1996 the Company disposed, by way of an assignment in bankruptcy, of its shares in ROSEDALE REALTY CORPORATION.
This assignment was a voluntary petition filed by Credifinance Capital, Inc., the owner of Rosedale, on September 29, 1995. The decision to file for bankruptcy was made after negotiations for a merger of Rosedale with another firm were unsuccessful. Rosedale had never been profitable subsequent to its acquisition and Credifinance Capital, Inc. made the decision to cease financing the Rosedale real estate operations. The bankruptcy was concluded and there are no outstanding lawsuits against either Credifinance Capital, Inc. or the parent, InterUnion Financial Corporation. (See Note 13 of InterUnion Financial Corporation Notes to Consolidated Financial Statements, March 31, 1996 and 1995, Part F/S).

         At a special meeting of the shareholders held May 17, 1996, the Board of Directors was authorized to reverse split all authorized shares in a ratio of twenty (20) to one (1). At the time of this authorization, the total of all issued and outstanding voting shares of stock was 13,851,156.

         REEVE, MACKAY & ASSOCIATES LIMITED was formed May 15, 1995 as a corporation organized under the laws of Ontario, Canada. All capital stock of this corporation was originally issued to InterUnion Financial Corporation. The corporation is a wholly-owned subsidiary of the Company.

        (b)     BUSINESS OF ISSUER

                GENERAL

                The Company was formed to acquire a majority interest in existing securities firms, banks, insurance companies, and other financial and brokerage companies located in the United States and Canada. The Company intends to actively engage in the business of the companies in which it invests by serving as an "information link" between these companies. The Company's goal in providing this information link is to improve access to new markets and business opportunities for these companies.

                The Company also may provide bridge financing which involves providing capital to a private company to assist the company in making a public offering of its stock.

                In addition, the Company may invest up to 40% of its total assets (exclusive of government securities and cash items), on an unconsolidated basis, in debt or equity securities issued by privately held firms, and in securities listed in markets that are open to public investment in Europe and North America.

                InterUnion is both a holding company, acting through its subsidiaries, and an operating company engaging in activities separate from the activities of its named subsidiaries. Specifically, InterUnion derives independent revenues from financial consulting, the bridge financing of pre-IPOs, and its participation in new ventures.

         PRODUCTS AND/OR SERVICES OF ACTIVE SUBSIDIARIES

         In addition to the operations of InterUnion Financial Corporation as the parent, the Company owns five operating subsidiary corporations. A description of the business operations of these subsidiary corporations is as follows:

         (1)  CREDIFINANCE SECURITIES, LTD.

         Credifinance Securities, Ltd. ("Credifinance") is an investment bank with office in Toronto and Montreal, and is a member of the Investment Dealers Association of Canada, the Toronto Stock Exchange, Montreal Exchange and the International Securities Market Association. Credifinance has 30 employees engaged in fixed income and equity trading for Canadian institutions and in corporate finance. Credifinance's six person research team provides perspective on equity markets, companies and industries in Canada.

         Credifinance Securities was started in 1990, engaging in institutional trading, investment banking and research. The consolidation in the brokerage/investment banking industry in Canada created opportunities for small companies to provide better service to institutions. This unit began by specializing in the trading of less than investment grade bonds. In 1991-92, it expanded into equity trading for its institutional clients. Unlike the large brokerage firms, Credifinance Securities acts strictly as an agent, and does not take positions against its clients.

         To enhance its service for the institutional clients, Credifinance has developed research capability focusing on:

                 -  biotechnology
                 -  communications and media
                 -  software
                 -  telecommunications
                 -  metals, minerals and precious metals mining
                 -  oil and gas
                 -  industrial products

         Credifinance's corporate finance activities consist primarily of underwritings for small and medium-size, technology-intensive companies. Between 1993 and 1995, Credifinance has been the sole underwriter in five transactions, ranging in value from C (Canadian) $1.5 to $5.4 million; co-underwriter in two transactions of C$32.5 million and C$11 million; participated in a C$135 million co-bought deal; and has been involved in two special transactions of C$10 and C$15 million.

         In the first quarter of 1996, Credifinance has financed, through private placements of special warrants, the following companies:

            -    Getty Cooper (C$5.9 million) - copper mining in British
                 Columbia;
            - Etruscan Enterprises (C$7.0 million) - gold mining in Niger, West Africa;
            - Novadx International (C$1.8 million) - biotechnology company commercializing in vitro tests for arthritis, osteoporosis and other chronic diseases;
            - Nortran Pharmaceuticals (C$2.0 million) - pharmaceutical company focusing on research and commercial development of targeted small molecule drugs; and
            - Imutec (C$2.8 million) - biotechnology company engaged in the development of immunotherapeutic products.

         In additional, Mariposa Steamship Company and Mancan Gold Limited have engaged in Credifinance as their fiscal agent to take them public in 1996.

         (2)  GUARDIAN TIMING SERVICES, INC.

         Guardian Timing Services, Inc. ("Guardian") is an investment management firm located in Toronto, Canada, currently having approximately C$90 million in assets under management. Guardian manages the Canadian Protected Fund, the Protected American Fund and the First America Fund. It uses a proprietary ITM market timing model owned by Bearhill Limited, Inc., another subsidiary of the Company.

         (3)  CREDIFINANCE CAPITAL, INC.

         Credifinance Capital, Inc. is an investment corporation located in Toronto, Canada. The business activities of this subsidiary corporation are limited to proprietary security investing using its own capital resources.

         (4)  BEARHILL LIMITED, INC.

         Bearhill Limited, Inc. ("Bearhill") is an investment management firm located in Toronto, Canada. Bearhill now manages the Rexmore Fund which invests primarily in U.S. equity mutual funds and offers management services in the international market place.

         On September 9, 1994 Bearhill entered into an ITM SOFTWARE DEVELOPMENT AGREEMENT with Guardian Timing Services, Inc. ("Guardian"). This Agreement acknowledged that Bearhill owns the proprietary rights to certain computer software known as ITM Software, which is a computer software program which is used to generate buy and sell signals with respect to any stock market monitored. The parties entered into the above-referenced agreement because Bearhill wishes to market investment advisory services internationally and it requires computer software in order to generate market timing signals. Guardian, in turn, has agreed to perform the development of Release I of the ITM software and the related documentation upon the terms and conditions of the Agreement. See Exhibit 10, page E-35, for details of the ITM Software Development Agreement.

         The forecasting technique used by the ITM market timing model involves general market indicators, interest rates and monetary analysis, market perception indicators, and various statistical data to detect trends. An earlier version of the market timing model predicted the stock market downturn in October, 1987, allowing Guardian clients to get out of the market 10 days prior to the downturn. The model is continually updated and has been credited with successfully avoiding many of the overall market declines in the early part of the 1990s.

         On November 30, 1995 a Letter of Understanding was issued between a major Canadian bank (the name has been withheld due an agreement of confidentiality) and Guardian Timing Services, Inc., InterUnion Financial Corporation, Havensight Holdings Corp. and Bearhill Limited, Inc. Under this letter agreement, Bearhill Limited granted to the bank an irrevocable option to acquire the ITM software owned by Bearhill. If the bank exercises the option it is to acquire 100% of the class B shares of Bearhill, which such shares represent 30% of equity of Bearhill for $750,000 and shall enter into an agreement to acquire the ITM for $30 million, under certain specific terms and conditions. The option is renewable for a 3-year indefinite term at the discretion of the bank, subject to the payment by the bank of an annual option fee commencing January 1, 1996. The Letter of Understanding is included as
Exhibit 10, commencing at Page E-53.

         (5)  REEVE, MACKAY & ASSOCIATES LIMITED

         Reeve, Mackay & Associates Limited ("Reeve, Mackay") commenced business operations in July, 1995 as a Canadian auction house. Reeve, Mackay held auctions in 1995 on a monthly basis, which has increased, due to its successful sales, to two monthly with a continuing goal of holding four auctions monthly. In the first nine months of operation, Reeve, Mackay generated revenues of C$1.6 million.

         As a result of its sales and a considerable amount of media attention in the form of numerous unsolicited articles in the major Canadian press, Reeve, Mackay has reached an agreement with two of the largest international auction houses (Christie's and Phillips) whereby these companies have agreed to recommend it as the Canadian auctioneers for the portion of the Canadian estates that they will not sell in New York or London.

         COMPETITION

         The search for potentially profitable investments is intensely competitive. A list of actual and potential competitors would include the multinational banks, regional banks, thrift institutions, investment banks, brokerage firms, finance and leasing companies, merchant banks, venture capitalists and other financial service companies. The Company may be at a disadvantage when competing with firms with substantially greater financial and management resources and capabilities than the Company.

         The issue of competition also directly impacts the subsidiary companies owned by InterUnion Financial Corporation. Credifinance Securities, Ltd. concentrates on providing underwritings for small and medium-sized technology-intensive companies. Credifinance must compete with underwriting companies in Canada that are superior in asset strength and personnel staff. Guardian Timing Services, Inc. and Bearhill Limited, Inc. both operate as managers of funds. A decline in their investment performance could cause the loss of these essential accounts. And if the ITM market timing model used by both of these companies should not show an accurate forecast the companies could lose the managed accounts to larger investment management firms. Finally, the auction company of Reeve, Mackay & Associates Limited must directly compete for accounts with larger internationally recognized companies such as Christie's and Phillips. There is certainly no assurance that Reeve, Mackay can continue to attract substantial accounts for auction.


         GROWTH STRATEGY

         The growth strategy consists of two complimentary components:

            . Investing in the existing portfolio of financial services companies; and acquiring, when the appropriate opportunities arise, major positions in well-managed banks, thrifts, brokerage houses, investment banks and other financial services companies (e.g. leasing, insurance) positioned in niche markets in key international money centers; and

            . Expansion of bridge financing and investment banking activities.

         Entry into the U.S. market is the next step in the Company's long-term strategy to take major positions in investment banks, brokerage houses, insurance companies, and other financial services companies around the world. The Company is positioning itself to take advantage of opportunities. There is no pressure to make an acquisition at any time or at any cost.

         But any acquisition will represent the second phase in the Company's growth strategy. The first phase involves building up the existing operations to more completely utilize the existing resources and to capitalize on each unit's competitive strengths. For example, the Montreal office of Credifinance Securities has been expanded and is fully bilingual, staffed by French Canadians to better serve Quebec institutions. The corporate finance capabilities of Credifinance will continue to be expanded to fully utilize the unit's research and corporate finance capabilities and trading networks. Additional capital will enable InterUnion to participate in more bridge financing opportunities that in turn, will provide more corporate finance work for Credifinance; and will permit Credifinance to increase its block trading activity.

         Bearhill will launch a new fund in 1996 and Guardian will continue to expand the assets under its management by actively engaging in marketing for the first time in its history. A new fund may be established for U.S. investors.

         A retail brokerage operation may be established in Canada to take advantage of the client lists provided by Reeve, Mackay and the investment products created by Guardian. InterUnion Financial Corporation also may create an investment banking presence in the United States by expanding Credifinance into this market and/or by following up on negotiations with individuals who are part of the Company's international network. Credifinance may expand into the United States in order to provide better service for Canadian corporations which increasingly are being listed on NASDAQ. On the other hand, if the latter partnership is created, this new division will provide research on markets and industries in the European Union and emerging markets in Europe and Asia, and trading services for U.S. clients in European and emerging markets equities and fixed income. This unit also will develop, over time, a corporate finance capability that will match European investment opportunities with U.S. investors.

         A high priority has been assigned to acquiring hard assets, in the form of a bank, savings and loan company or insurance company, in order to add stability to revenues, provide access to new sources of capital and open new distribution channels. Moreover, these types of financial institutions will permit IFC to offer the companies, which it will advise and assist, a complete range of loan options. In addition, IFC will continue to search for and invest in financial services companies with talented partners and employees, predictable cash flows, low break evens and low marginal costs that are complementary with the Company's existing divisions. The Company will pay for the current cash flow with stock equity and share the incremental increase in cash flow with the owners/managers of the companies.

         GOVERNMENT REGULATION

         The operating activities of InterUnion Financial Corporation are not subject to governmental regulatory agencies. Likewise, the Canadian investment management companies of Guardian Timing Services and Bearhill Limited are not subject to direct government regulation in Canada.

         Credifinance Securities, Ltd. is a member of the Investment Dealers Association of Canada, the Toronto Stock Exchange, Montreal Exchange and the International Securities Market Association. As such, it is subject to the rules, regulations, and administrative rulings of these entities. However, these regulatory entities are not considered as having any adverse impact on the ability of Credifinance to conduct its underwriting activities.

         The auction firm of Reeve, Mackay is not subject to government regulation under Canadian law.

         InterUnion Financial Corporation considers itself not subject to the Investment Company Act of 1940 (the "Act"). Section 3(a)(3) of the Act defines an "investment company" as "any issuer which . . . owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis." "Investment securities" are defined for purposes of this section as "all securities except (A) Government securities, (B) securities issued by employees' securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which are not investment companies."

         The Company is not an investment company because it will invest no more than 40% of its total assets (excluding government securities and cash items), on an unconsolidated basis, in "investment securities" as defined in the Act. The Company considers its primary business to be engaging in non-investment company businesses through majority owned companies.

         EMPLOYEES

         The employees of the Company and its subsidiaries are all full-time employees. The total number of such employees is listed below:

                 InterUnion Financial Corporation ...............................................................       3

                 Credifinance Securities, Ltd. ..................................................................      30

                 Bearhill Limited ...............................................................................       1

                 Guardian Timing Services .......................................................................       2

                 Reeve, Mackay & Associates Limited .............................................................      14
                                                                                                                       --

                          Total Employees .......................................................................      50


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         During the first quarter of fiscal 1997 (three months ending June 30, 1996), InterUnion reported consolidated revenues of US $2.1 million. No comparative figure for the same period is available as InterUnion was in an acquisition and reorganization mode during the first half of fiscal 1996. This is collaborated by the fact that revenues for the quarter represents 36.0% and 52.4% of all of fiscal 1996 and 1995 respectively. The increase is due to InterUnion's wholly owned subsidiary Reeve, Mackay & Associates Limited, which started its operations in the second quarter of fiscal 1996.

         InterUnion's revenue growth (figures in 000's):

                                FY 1997         FY 1996         FY 1995

                                  Q1

         Commission Income       1,364           4,500           3,871
         Sales                     516
         Fee Revenue               230           1,365              57

                Total            2,110           5,865           4,028

         Financial overview of InterUnion's financial statements:

                                        FY 97 Q1        FY 1996        FY 1995

         Common Shares Issued            692,572         692,572        369,058
         E.P.S. - Operations               0.009           0.027          0.243
         E.P.S. - After discontinued
                  operations               0.009           0.602         -0.853

         Working Capital                 652,898         686,186        775,593
         Cash Flow - Operations           86,018         204,486         74,678
         Cash Flow - After discontinued
                     operations           86,018         110,233       -110,167

         Shareholders Equity           4,145,666       4,139,640      3,628,774
         Book Value per Share               5.99            5.98           9.83

         Net earnings for the quarter was $6,026 on a weighted average of 692,572 common shares for the period. The set back in net earnings was to be expected as Reeve, Mackay & Associates Limited down period is June to October, with the high seasons being November and December and April and May.

         Consolidated cash flow from operations continued to improve to $86,018 (equal to 42.1% of fiscal 1996) which is a result of monitoring of operations and better controls by management. New acquisitions continue to be a top priority for InterUnion. But the Company has increased its attention towards cost cutting and economies of scales within the marketing and administrative functions of the different subsidiaries.

         Book value per share is $5.99 versus $5.98 and shareholders' equity increased 0.1% to $4,145,666 versus $4,139,640.

         In order to meet its growth plans, the Company issued a Confidential Private Offering Memorandum under Regulation "S" dated September 1, 1996. This Offering Memorandum offered for sale a maximum of 250,000 units of the Company at a price of $5.00 per unit. Each unit consists of one share common voting stock and one warrant to purchase one share of common voting stock at $6.00 per share, with an expiration date on the warrant of September 15, 1997. The total offering seeks to raise $2,000,000, with anticipated net proceeds after commissions and offering costs to be $1,775,000.

         The Company continues to explore opportunities for the acquisition of operating companies that will provide additional liquidity and cash flow. The Company anticipates that such acquisitions would be financed by the use of the cash generated by the above mentioned financing as well as the issuance of common stock from treasury.

         The Company feels that the financial statements for the periods ending June 30, 1996 and March 31, 1996 accurately reflect the operations of the Company and its subsidiaries. In fact, the Company has taken every reasonable step to insure that its financial statements do not represent a distorted picture to anyone having a business reason to review such statements.

         There are no material events and uncertainties known to the management of the Company that would cause the reported financial information to be other than indicative of future operating results or of future financial conditions.

ITEM 3.  DESCRIPTION OF PROPERTY

         Neither the Company nor any of its subsidiaries owns real estate.

         The Company and certain of its subsidiaries do have leasehold interests in real estate as shown below.



Lessee &
Location of                                Gross Area                                Annual Rent
Premises                                   (S. Ft.)           Term                   (Per S. Ft.)
-------------------------------------------------------------------------------------------------------
Credifinance Securities, Ltd.
Suite 3303
130 Adelaide Street W                       3,310            Feb. 92-Jan. 97           $16.00
Toronto, Ontario                                             Feb. 97-Jan. 02           $22.00

Credifinance Securities, Ltd.
Suite 3304
130 Adelaide Street W                         927            Feb. 93-Jan. 97           $12.00
Toronto, Ontario                                             Jul. 97-Jan. 02           $15.00

Credifinance Securities, Ltd.
Suite 1580
1501 McGill College Ave.
Montreal, Quebec                            1,386            Jun. 92-Jan. 98           $16.00

Reeve, MacKay &
Associates, Ltd.
Suite 400
163 Queen St. E
Toronto, Ontario                            3,375            Jul. 96-Jun. 97           $ 5.00

Reeve, MacKay &
Associates, Ltd.
Suite 102
163 Queen St. E
Toronto, Ontario                            2,053            Jul. 96-Jun. 97           $ 3.00

InterUnion Financial Corp.
Suite 301
249 Royal Palm Way
Palm Beach, Florida                         1,000            Mar. 96-Feb. 97           US$365 per month


ITEM 4.          SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                 OWNERS AND MANAGEMENT

(a)      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

         The following persons (including any group as defined in Regulation S-B, Section 228.403) are known to InterUnion Financial Corporation, as the issuer, to be the beneficial owner of more than five percent of any class of the said issuer's voting securities.


Title            Name and Address                            Amount and Nature                Percent
of Class         of Beneficial Owner                         of Beneficial Owner              of Class
------------------------------------------------------------------------------------------------------------------------
Common           RIF Capital Inc,(1)                            354,121                        51.13%
                 Price Waterhouse Centre
                 PO Box 634C
                 St. Michael, Barbados, WI

Common           Capital Securities & Credit Corp.               52,144                         7.53%
                 114 Belmont Street
                 Toronto, Ontario, Canada M5R 1P8

Common           Finance Research Development                    50,500                         7.29%
                 (FRD) Trust
                 Icaza, Ruiz-Gonzalez & Alemen
                 Vanterpool Plaza, 2nd Floor
                 Wickhams Cay, PO Box 873
                 Road Town, Tortola, BVI

Common           Financiera Hispano-Suiza, SA                    50,050                         7.23%
                 10 Rue Pierre-Fatio
                 Geneva, Switzerland  CH1204

                 TOTAL                                          506,815                        73.18%
                                                              =========                       =======

Preferred A      RIF Capital Inc.                             1,500,000                       100.00%
                 Price Waterhouse Centre
                 PO Box 634C
                 St. Michael, Barbados, WI





____________________

        (1) RIF Capital Inc. is a wholly-owned subsidiary of Equibank Inc. which is wholly-owned by Central Investment Trust. Georges Benarroch is the sole protector of Central Investment Trust and is not a beneficiary of the Trust nor its subsidiaries.

        (2) The principal and 100% beneficial owner of Capital Securities and Credit Corp. is Mrs. S. Benarroch, 68 Rue Spontini, 75116 Paris, France.

        (3) The principal and 100% beneficial owner of Finance Research Development Trust is Mr. G. Serfati, Cogeser S.A.R.L., 11 bis Ave de Versaile, 75116 Paris, France.

        (4) The principal and 100% beneficial owner of Franciera Hispano-Suiza, SA is Mrs. N. Balloul, 21 rue Curial, 75019.

(b)      SECURITY OWNERSHIP OF MANAGEMENT

         The following information lists, as to each class, equity securities beneficially owned by all directors and nominees, and of the directors and nominees of the issuer, as a group.



Title            Name and Address                            Amount and Nature                Percent
of Class         of Beneficial Owner                         of Beneficial Owner              of Class
------------------------------------------------------------------------------------------------------------------------
Common           Georges Benarroch                             354,121                         51.13%
                 Suite 3303                                    Trustee (voting
                 130 Adelaide Street                           power) of Central
                 Toronto, Ontario                              Investment Trust
                 Canada, M5H 3P5


Preferred A      Georges Benarroch                             1,500,000                      100.00%
                 Suite 3303                                    Trustee (voting
                 130 Adelaide Street                           power) of Central
                 Toronto, Ontario                              Investment Trust
                 Canada, M5H 3P5


Common           Directors and                                 354,121                         51.13%
                 Executive Officers
                 as a group
                 (1 person)


Preferred A      Directors and                                 1,500,000                      100.00%
                 Executive Officers
                 as a group
                 (1 Person)



NOTE TO (A) AND (B): As to the beneficial owner(s) of the securities listed above in (a) and (b), no such owner has any right to acquire within sixty (60) days or otherwise, the right to acquire shares from options, warrants, rights, conversion privileges or similar obligations.

ITEM 5.          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
                 AND CONTROL PERSONS


(a)      IDENTIFY DIRECTORS AND EXECUTIVE OFFICERS



Name, Municipality
of Residence                      Age            Length of Service
----------------------------------------------------------------------------
Georges Benarroch                 49             Appointed as President and
Toronto, Ontario                                 Chairman of the Board,
Canada                                           March 21, 1994


T. Jack Gary, III                 55             Appointed as Secretary
West Palm Beach, Florida                         January 30, 1995


Ann Glover                        46             Appointed to Board
Toronto, Ontario                                 of Directors
Canada                                           February 17, 1995


Jacques Meyer de Stadelhofen      48             Appointed to Board
Geneva, Switzerland                              of Directors
                                                 December 16, 1994


Karen Lynn Bolens                 49             Appointed to Board
Geneva, Switzerland                              of Directors
                                                 December 16, 1994


         GEORGES BENARROCH is the President, Chief Executive Officer and Chief Financial Officer of the Company. He is also the President, Chief Executive Officer, and Chairman of the Board of Credifinance Securities, Ltd., Credifinance Capital, Inc. and Reeve, Mackay & Associates, Ltd. -- all wholly-owned subsidiaries of the Company. He is also the president of Equibank.

         Since 1977, Mr. Benarroch has held the position of officer and partner/director with various investment firms and private/public companies in the United States, Canada and Europe. He has been a senior partner and/or seat holder of a member firm of the Toronto Stock Exchange since 1982. His experience covers Euro-financings, venture capital, mining and high tech financings and bridge financings. Between 1988 and 1990, he was one of the largest foreign traders of Austrian and Eastern European securities. One of his holding companies, which indirectly is the largest current shareholder of InterUnion, owns or has owned substantial equity interest in financial companies in North America, mining companies in California and technology-oriented, venture capital firms.


         T. JACK GARY, III is the Secretary of the Company. He is also Branch Manager of the West Palm Beach, Florida, office of Raymond James & Associates, a national brokerage firm, having held that position since 1995. He is the President of Crown Financial Advisors, Inc., an investment advisory firm. From April, 1988 to 1992 Mr. Gary was President and Chief Executive Officer of Crown Capital Advisors, Inc., a company registered as an investment advisor with the Securities and Exchange Commission and with the State of Florida under the Florida Securities and Investor Protection Act. From 1992, until his appointment with Raymond James, Mr. Gary served as Chief Executive Officer of Crown Financial and Executive Vice President of Crown Capital Advisors, Inc. Mr. Gary will devote approximately 10% of his time to his duties as Secretary at InterUnion.


         ANN GLOVER serves as a Director of the Company. She is a Director, Secretary/Treasurer, and Chief Operating Officer of Credifinance Securities, Limited a subsidiary of the Company. Ms. Glover has been an employee of Credifinance Securities, Limited since 1991, having held the position of a Director, Secretary/ Treasurer, and Chief Compliance Officer. Ms. Glover will devote approximately 10% of her time to InterUnion as she is also a director and officer of Credifinance Securities Limited.


         JACQUES MEYER DE STADELHOFFEN serves as a Director of the Company. Since 1981 through and including the present time, he has practiced as an attorney, specializing in tax and financial matters for international corporations and charitable organizations. Ms. Stadelhoffen's duties for InterUnion will be limited to her participation at Board Meetings.


         KAREN LYNN BOLENS serves as a Director of the Company. Since 1985 through and including the present time, she has practiced as an associate attorney, specializing in corporate, estate and family law for international clients. Ms. Bolens' duties for InterUnion will be limited to her participation at Board Meetings.

        (1) No director of InterUnion is currently a director of any other reporting company.

        (2) Under Section 1, ARTICLE III, of the By-Laws, the directors serve until the next annual meeting of the stockholders, as prescribed by the Board of Directors, at which time directors are elected by the stockholders. A director shall hold office until his successor is selected and qualified.

ITEM 6.  EXECUTIVE COMPENSATION

(a)                            SUMMARY COMPENSATION TABLE


NAME &
PRINCIPAL       FISCAL            OTHER     LONG TERM          ALL OTHER
POSITION        YEAR   SALARY     BONUS     COMPENSATION       COMPENSATION       COMPENSATION
------------------------------------------------------------------------------------------------
Georges
Benarroch,
President       1996   None       None      None               None               None
& CEO           1997   None       None      $50,000*           None               None



*Georges Benarroch was paid $50,000 as compensation for services subsequent to the end of the fiscal year ending March 31, 1996. No other officer was paid compensation. Mr. Benarroch was paid his compensation in the form of cash.



(B)      ALL COMPENSATION COVERED

         The Company's Board of Directors has approved payment of $1,750 for the services of each of its directors for the fiscal year ending March 31, 1997. No payments to Directors have been made as of the date of this registration statement.

         As of the date of this registration statement, the Company has no options, warrants, SARs, long-term incentive plans, pension or profit-sharing plans, insurance plans, medical reimbursement plans, or other compensation plans in any form, direct or indirect, in effect regarding any employees of the Company.

         The Company feels that it does not have to include executive compensation for an executive officer of any subsidiary because under Rule 3b-7 under the Exchange Act (17 CFR 240.3b-7) no executive officer(s) of any subsidiary perform(s) policy making functions for the registrant.

         As of the date of this registration statement, the Company has no agreement or understanding, express or implied, with any officer or director, or any other person regarding employment with the Company or compensation for services.

         Section 14 of ARTICLE III of the By-Laws of InterUnion provides that directors do not receive any stated salary for their services as directors. However, by board resolution, a fixed fee and expenses of attendance may be allowed for each meeting. These limitations do not affect compensation for a person serving as an officer or otherwise for the Company and receiving compensation therefor.

         It should be noted that, other than the $50,000 paid in cash to Georges Benarroch for the 1996 fiscal year, no compensation was set or paid by the directors for fiscal 1996. Further, no annual compensation for directors has been set by the Board for fiscal 1997.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Not applicable.


ITEM 8.  DESCRIPTION OF SECURITIES

(A)      COMMON STOCK

         The Company is authorized to issue 100,000,000 (One Hundred Million) shares of common voting stock, each share having one vote, at $.001 par value.

         There are no fixed rights to dividends on the common stock. Dividends may be paid as authorized by the Board of Directors in cash, in property, or in shares of capital stock.

         Section 102 of the General Corporation Law of Delaware provides that no stockholder shall have any preemptive right to subscribe to an additional issue of stock or to any security convertible into stock unless, and except to the extent that, such right is expressly granted to him in the certificate of incorporation. The Certificate of Incorporation of InterUnion Financial Corporation contains no provision for preemptive rights.

         The General Corporation Law of Delaware, in Section 214, allows for cumulative voting if so provided in the certificate of incorporation of the Company. The Certificate of Incorporation for InterUnion Financial Corporation contains no provisions for cumulative voting rights.

(B)      PREFERRED STOCK

         (1)    CLASS A PREFERRED STOCK

         The Company is authorized to issue 1,500,000 (One Million Five Hundred Thousand) shares of Class A preferred stock at $.10 par value.

         The Class A preferred stock is voting stock, each share having 100 votes.

         In any given fiscal year in which the directors shall declare a dividend, the holder(s) of Class A preferred stock shall be entitled to a fixed yearly dividend in the percentage amount, which such amount shall be fixed and declared by the directors at the time of issuance of the Class A preferred stock. When such a dividend is declared, the holder(s) of the Class A preferred stock shall receive payment before any dividend shall be paid or set apart on the common stock. The dividends in respect to the Class A preferred stock shall be non-cumulative and shall be non-participating. These shares carry no terms of repayment and have no terms of conversion.

         In the event of dissolution of the Company, the holder(s) of Class A preferred stock shall be entitled to be paid in full the par value of the shares before any amount is to be paid to the holders of common stock or the holders of Class B and C preferred stock.


         (2)    CLASS B PREFERRED STOCK

         The Company is authorized to issue 50,000,000 (Fifty Million) shares of Class B preferred stock. The par value of this stock and the yearly dividend in a percentage amount to which the holder(s) of this stock shall be entitled, shall be determined by the directors at the time of first issuance of any such shares. In any given year in which the directors shall declare a dividend, the holder(s) of the Class B preferred stock shall receive payment before any dividend shall be set apart or paid on the common stock.

         The Class B preferred stock is non-voting, non-cumulative and non-participating. These shares carry no terms of repayment and have no terms of conversion.

         In the event of dissolution of the Company, the holder(s) of the Class B preferred stock shall be entitled to be paid in full the par value of the shares before any amount is to be paid to the holders of common stock or the holders of Class C preferred stock.

         (3)    CLASS C PREFERRED STOCK

         The Company is authorized to issue 50,000,000 (Fifty Million) shares of Class C preferred stock. The par value of this stock and the yearly dividend in a percentage amount to which the holder(s) of this stock shall be entitled, shall be determined by the directors at the time of first issuance of any such shares. In any given year in which the directors shall declare a dividend, the holder(s) of the Class C preferred stock shall receive payment before any dividend shall be set apart or paid on the common stock.

         The Class C preferred stock is non-voting, non-cumulative and non-participating. These shares carry no terms of repayment.

         The Class C preferred stock is convertible to common voting stock, provided, however, that the exchange ratio on such a conversion shall be subject to the price and terms as decided by the directors, and provided further, that the right of conversion shall be decided by the directors in their sole discretion. In the event, upon a conversion, it shall appear that a fraction of a common share shall be issued, the Company shall pay cash for the pro rata market value of any such fraction, market value being based upon the last sale price for a share of common stock on the business day next prior to the date such fair market value is to be determined.

         In the event of dissolution of the Company, the holder(s) of the Class C preferred stock shall be entitled to be paid in full the par value of the shares before any amount is paid to the holders of common stock.

                                    PART II

ITEM 1.         MARKET PRICE OF AND DIVIDENDS ON THE
                REGISTRANT'S COMMON EQUITY AND OTHER
                SHAREHOLDER MATTERS

(a)      MARKET INFORMATION

         The issuer's common equity is traded on the OTC Bulletin Board under the symbol: IUFC.

         The high and low sale prices for each quarter within the last two fiscal years and the first quarter of fiscal year 1997 are listed below. Only two quarters are shown for fiscal year 1995 because the stock was not cleared by the NASD for trading until July 27, 1994.


================================================================================

                  Open     High      Low      Close
                 ------   ------    -----     -----
     FY 95 Qtr 3 $52.50   $100.00   $52.50    $80.00
     FY 95 Qtr 4 $80.00   $102.50   $77.50    $80.00
     FY 96 Qtr 1 $80.00   $ 85.00   $32.50    $40.00
     FY 96 Qtr 2 $40.00   $ 50.00   $15.00    $30.00
     FY 96 Qtr 3 $30.00   $ 32.50   $10.63    $21.25
     FY 96 Qtr 4 $21.25   $ 21.25   $ 5.00    $13.75
     FY 97 Qtr 1 $13.75   $ 13.75   $ 5.00


================================================================================


(b)      HOLDERS

         The approximate number of holders of record of each class of common equity is as follows:

================================================================================

                CLASS OF STOCK                  NUMBER OF HOLDERS
                Common                              383
                Class A Preferred                     1
                Class B Preferred                     0
                Class C Preferred                     0

================================================================================

(c)      DIVIDENDS

         The company has never declared or paid dividends on its common stock or its preferred stock. The Board of Directors does not anticipate paying any dividends in the foreseeable future. It intends to retain its distributable earnings, if any, for the expansion and development of its business.


ITEM 2.  LEGAL PROCEEDINGS

         A Statement of Claim was filed in Ontario Court (General Division) on May 31, 1996 against Credifinance Securities, Ltd., InterUnion Financial Corporation, and Georges Benarroch and Ann Glover, as Directors of those defendants. The claim was filed by John Illedge, a former President and Chief Operating Officer of Credifinance.

         The plaintiff is seeking $1,500,000 for loss of remuneration, $697,000 for unpaid wages, severance pay in the amount of $110,000 vacation pay of $150,000, $50,000 in punitive damages, and interest and costs. It is the contention of the plaintiff that he was constructively discharged on March 25, 1996, without notice, and that at the time of his discharge he was entitled to the amounts claimed and that he has not been paid for such items.

         It is the position of the defendants that Mr. Illedge resigned from Credifinance Securities for the purpose of commencing a new business relationship, that there was no constructive dismissal, and there are no monies owing to him for past wages or otherwise as claimed. Further, Mr. Illedge is under investigation by the Investment Dealers Association of Canada as a result of client complaints and other regulator matters where infractions may have occurred. It is the opinion of the defendants and its counsel that the suit filed by Mr. Illedge has no merit in fact. As of this date the lawsuit was not progressed due to technical deficiencies in the Statement of Claim. When appropriate, counsel for the defendants has indicated that it will file a motion to strike the lawsuit for lack of merit.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         Not applicable.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

(a)      SALES PURSUANT TO REGULATION D

         The following sales were made by the Company within the past three (3) years in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended, as contained within Regulation D, Rule 504, promulgated by the Securities and Exchange Commission:

===============================================================================


Title of Class         Number Shares          Price per Share        Consideration          Date of Sale
--------------         -------------         ------------------      -------------         --------------
Common                  16,980,000           .00145 cents/share        $ 24,621             April 1, 1994
Common                   1,750,000           2 cents/share             $ 35,000            April 22, 1994
Common                   1,000,000           2 cents/share             $ 20,000              May 16, 1994
Common                   1,250,000           2 cents/share             $ 25,000             July 26, 1994
Common                   1,000,000           1 cent/share              $ 10,000             July 26, 1994
Common                   3,702,200           1 cent/share              $ 37,022              Aug. 4, 1994
Common                   5,000,000           1 cent/share              $ 50,000             Aug. 17, 1994
Common                   1,000,000           5 cents/share             $ 50,000              Oct. 5, 1994
Common                   1,500,000           20 cents/share            $300,000             Mar. 23, 1994
Common                   1,250,000           10 cents/share            $125,000              June 5, 1995
Common                   3,200,000           10 cents/share            $320,000             Mar. 12, 1996

===============================================================================


NOTES TO SALES PURSUANT TO REGULATION D

         (1) All sales of securities are shown based upon the shares at the date of sale and do not reflect subsequent reverse stock splits as approved by the shareholders.

         (2) All sales were made directly by the Company as issuer. No commissions or underwriting discounts were paid in connection with the sales.

         (3) The class of persons to whom the Company sold the above-referenced securities were individuals or entities whom the Company had reason to believe were either accredited investors within the meaning of Regulation Section 230.501 or were investors having such knowledge and experience in financial and business matters that the purchaser could properly evaluate the risks and merits of the investment.

         (4)    All sales as shown above were made to non-U.S. persons.

         (5) The company specifically relied upon compliance with Rule 504 of Regulation D (Regulation Section 230.504). The Company qualified for Rule 504 because all offers and sales were made by the issuer, the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company was not an investment company, and the Company was not a development stage company. Further, the Company was in compliance with the conditions as set forth in Regulation
                Section 230.504(b).


(B)      SALES PURSUANT TO REGULATION S

         The following sales were made by the Company within the past three (3) years in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended, as contained within Regulation S promulgated by the Securities and Exchange Commission:


================================================================================


Title of Class  Number Shares           Price per Share           Consideration         Date of Sale
--------------  -------------           ---------------           -------------         ------------
Common            2,000,000             .10 cents/share              $200,000           Oct. 16, 1995


Title of Class  Number Shares           Price per Share           Consideration         Date of Sale
--------------  -------------           ---------------           -------------         ------------
Class A
Preferred           1,500,000           .10 cents/share             $150,000            Dec. 21, 1994

================================================================================


NOTES TO SALES PURSUANT TO REGULATION S

         (1) All sales of securities are shown based upon the shares at the date of sale and do not reflect subsequent reverse stock splits as approved by the shareholders.

         (2) All sales were made directly by the Company as issuer. No commissions or underwriting discounts were paid in connection with the sales.

         (3) The class of persons to whom the Company sold the above-referenced securities were individuals or entities whom the Company had reason to believe were either accredited investors within the meaning of Regulation Section 230.501 or were investors having such knowledge and experience in financial and business matters that the purchaser could properly evaluate the risks and merits of the investment.

         (4)    All sales as shown above were made to non-U.S. persons.

         (5) The company specifically relied upon compliance with Regulation S as promulgated by the Securities and Exchanges Commission. The Company was in compliance with Category 3 of Rule 903 of Regulation S which provides an issuer safe harbor. Under this Category the Company complied with the two general conditions of Rule 903(a) and (b) and to transactional and offering restrictions by the execution of an investor Subscription Agreement, and the placing of the appropriate restrictive legend on the stock certificate(s).


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 14 of the By-laws of the Company provides for Indemnification to directors and officers. This section is as follows:

           "Section 14.   The corporation shall indemnify and reimburse
         each present and future director and officer of the corporation for and against all or part of the liabilities and expenses imposed upon or reasonably incurred by him in connection with any claim, action, suit or proceeding in which he may be involved or with which he may be threatened by reason of his being or having been a director or officer of the corporation or of any other corporation of which he shall at the request of this corporation then be serving or theretofore have served as a director or officer, whether or not he continues to be a director or officer, at the time such liabilities or expenses are imposed upon or incurred by him, including but without being limited to attorney's fees, court costs, judgments and reasonable compromise settlements; provided, however, that such indemnification and reimbursement shall not cover: (a) liabilities or expenses imposed or incurred in connection with any matter as to which such director or officer shall be finally adjudged in such action, suit or proceeding to be liable by reason of his having been derelict in the performance of his duty as such director of officer, or (b) liabilities or expenses (including amounts paid in compromise settlements) imposed or incurred in connection with any matter which shall be settled by compromise (including settlement by consent decree or judgment) unless the board of directors of the corporation by resolution adopted by it (i) approves such settlement and (ii) finds that such settlement is in the best interest of the corporation and that such director of officer has not been derelict in the performance of his duty as such director or officer with respect to such matter. These indemnity provisions shall be separable, and if any portion thereof shall be finally adjudged to be invalid, or shall for any other reason be inapplicable or ineffective, such invalidity, inapplicability or ineffectiveness shall not affect any other portion or any other application of such portion or any other portion which can be given effect without the invalid, inapplicable or ineffective portion. The rights of indemnification and reimbursement hereby provided shall not be exclusive of other rights to which any director of officer may be entitled as a matter of law or by votes of stockholders or otherwise. As used in this paragraph, the terms "director" and "officer" shall include their respective heirs, executors and administrators."

         This provision of the By-laws specifically does not provide any measure of indemnification under circumstances whereby the director or officer is adjudged to be derelict in the performance of his duty as an officer or director. There would be no indemnification of an officer or director for liabilities arising under the federal securities laws. It should be added, as a note of explanation, that the term "derelict" as used in Section 14 is synonymous with the term "negligent".



                                    PART F/S

FINANCIAL STATEMENTS

         The following audited consolidated financial statements for InterUnion Financial Corporation, covering fiscal years ending March 31, 1995 and March 31, 1996 are submitted in compliance with the requirements of Item 310 of Regulation S-B. In addition, unaudited financial statements for the period ending June 30, 1996 are included.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

Exhibit Table
   Number                              Exhibit                              Page No.
-----------                            -------                              --------

    (2)(i)              Unanimous Consent in Lieu of The First
                        Meeting of the Board of Directors of
                        AU 'N AG, INC. (A Delaware Corporation)                 E-1

    (2)(ii)             Pre-Organization Subscription and Letter
                        of Non-Distributive Intent                              E-5

    (2)(iii)            Plan and Agreement of Merger                            E-7

    (2)(iv)             Certificate of Merger, dated February 15, 1994          E-12

    (3)(i)              Certificate of Incorporation of AU 'N AG,
                        INC. Dated February 15, 1994                            E-14

    (3)(ii)             Certificate of Amendment of Certificate of
                        Incorporation of AU 'N AG, INC. Dated April
                        11, 1994                                                E-15

    (3)(iii)            Certificate of Amendment of Certificate of
                        Incorporation of InterUnion Financial
                        Corporation dated October 17, 1994                      E-16

    (3)(iv)             Bylaws of InterUnion Financial Corporation              E-18

    (4)                 Instruments Defining the Rights of Security
                        Holders Including Indentures                            E-28

    (10)(i)             ITM Software Development Agreement                      E-35

    (10)(ii)            Letter of Understanding                                 E-53

    (21)                Subsidiaries of InterUnion                              E-58


                                   SIGNATURES

        In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this first amendment to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        INTERUNION FINANCIAL CORPORATION
                                        (Registrant)


Date:     November 5, 1996          By: /s/ Georges Benarroch
     ------------------------           -----------------------------------
                                        Georges Benarroch
                                        President, Chief Executive Officer
                                        Chairman, Board of Directors



        In accordance with the requirements of the Securities Exchange Act of 1934, this Registration Statement has been signed below by the following persons in their capacities on the dates indicated.


Signature                           Title                           Date
---------                           -----                           ----

/s/ Georges Benarroch               President, Chief Executive      November 5, 1996
--------------------------------    Officer, Chairman, Board of     ----------------
Georges Benarroch                   Directors


/s/ Georges Benarroch               Chief Financial Officer         November 5, 1996
--------------------------------                                    ----------------
Georges Benarroch


/s/ Jacques Meyer de Stadelhofen    Director                        November 5, 1996
--------------------------------                                    ----------------
Jacques Meyer de Stadelhofen


/s/ Ann Glover                      Director                        November 5, 1996
--------------------------------                                    ----------------
Ann Glover


                        INTERUNION FINANCIAL CORPORATION

                              FINANCIAL STATEMENTS

                            MARCH 31, 1996 AND 1995

                        INTERUNION FINANCIAL CORPORATION

                            MARCH 31, 1996 AND 1995



                                    CONTENTS


                                                                                                           PAGE


Auditors' Report                                                                                           F-3


Financial Statements:

  Consolidated Balance Sheet                                                                               F-4

  Consolidated Statement of Operations and Retained Earnings                                               F-6

  Consolidated Statement of Changes in Financial Position                                                  F-7

  Notes to Consolidated Financial Statements                                                               F-8

                        [MINTZ & PARTNERS LETTERHEAD]




                                AUDITORS' REPORT





To The Shareholders,
InterUnion Financial Corporation



We have audited the consolidated balance sheet of InterUnion Financial Corporation as at March 31, 1996 and 1995 and the consolidated statements of operations and retained earnings and changes in financial position for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform our audits to obtain reasonable assurance whether the financial statements are free of material misstatement. Audits include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Audits also include assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 1996 and 1995 and the results of operations and changes in financial position for the years then ended in accordance with generally accepted accounting principles.





                                                       /S/ MINTZ & PARTNERS
Toronto, Ontario.
May 10, 1996.
                                                       CHARTERED ACCOUNTANTS

                        INTERUNION FINANCIAL CORPORATION
                           CONSOLIDATED BALANCE SHEET
                          (EXPRESSED IN U.S. DOLLARS)



AS AT MARCH 31                                                                        1996              1995
===================================================================================================================


                                              A S S E T S



CURRENT ASSETS

  Cash                                                                             $   722,795    $    490,681
  Due from brokers and dealers                                                       1,168,190         172,944
  Client deposits                                                                    2,093,966      21,147,890
  Marketable securities                                                              2,625,585      15,682,071
  Accounts receivable                                                                  208,727          55,262
  Income tax receivable                                                                  1,597          15,866
  Prepaid expenses and sundry assets                                                    75,906          31,615
                                                                                   -----------    ------------

                                                                                     6,896,766      37,596,329
                                                                                   -----------    ------------

OTHER ASSETS

  Start-up costs                                                                       438,803              --
  Long-term investments                                                                913,834         900,361
  Capital assets (Note 3)                                                              948,892         933,380
  Reorganization costs                                                                 184,944         234,574
  Goodwill                                                                           1,086,461       1,143,982
  Assets of discontinued operations (Note 13)                                               --         240,693
                                                                                   -----------    ------------

                                                                                     3,572,934       3,452,990
                                                                                   -----------    ------------




                                                                                   $10,469,700    $ 41,049,319
                                                                                   ===========    ============




                                             APPROVED ON BEHALF OF THE BOARD:


                   ____________________________  Director ______________________________  Director


===================================================================================================================

                            See Accompanying Notes                          F-4

                        INTERUNION FINANCIAL CORPORATION
                           CONSOLIDATED BALANCE SHEET
                          (EXPRESSED IN U.S. DOLLARS)



AS AT MARCH 31                                                                        1996              1995
===================================================================================================================


                             L I A B I L I T I E S


CURRENT LIABILITIES

   Due to brokers and dealers                                                      $ 2,499,665      $30,168,593
   Due to clients                                                                    3,035,310        6,368,681
   Accounts payable and accrued liabilities                                            675,623          283,459
                                                                                   -----------      -----------
                                                                                     6,210,598       36,820,733

LOANS PAYABLE (Note 4)                                                                 119,462          100,873

LIABILITIES OF DISCONTINUED OPERATIONS (Note 13)                                            --          499,377
                                                                                   -----------      -----------


                                                                                     6,330,060       37,420,983
                                                                                   -----------      -----------

                     S H A R E H O L D E R S'  E Q U I T Y


CAPITAL STOCK AND ADDITIONAL PAID-IN CAPITAL (Note 7)                                3,972,512        3,762,774

RETAINED EARNINGS (DEFICIT)                                                            167,128         (134,438)
                                                                                   -----------      -----------
                                                                                     4,139,640        3,628,336
                                                                                   -----------      -----------
                                                                                   $10,469,700      $41,049,319
                                                                                   ===========      ===========


===================================================================================================================

                            See Accompanying Notes                         F-5

                        INTERUNION FINANCIAL CORPORATION
           CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS
                          (EXPRESSED IN U.S. DOLLARS)



FOR THE YEAR ENDED MARCH 31                                                           1996              1995
===================================================================================================================
REVENUES

  Commissions, trading and investment income                                       $4,500,899          $3,971,160
  Fee revenue                                                                       1,356,297              56,907
                                                                                   ----------          ----------

                                                                                    5,857,196           4,028,067
                                                                                   ----------          ----------


EXPENSES

  Selling, marketing and research                                                   4,207,289           2,868,886
  Salaries and benefits                                                               759,361             291,687
  General and administration                                                          702,938             796,673
  Other                                                                                13,132                  --
  Gain on foreign exchange                                                            (20,902)               (247)
  Interest, bank charges and interest income, net                                     (37,337)              5,830
  Amortization                                                                        218,084              24,272
                                                                                   ----------          ----------

                                                                                    5,842,565           3,987,101
                                                                                   ----------          ----------

INCOME FROM CONTINUING OPERATIONS                                                      14,631              40,966
LOSS FROM DISCONTINUED OPERATIONS                                                     (94,252)           (184,845)
GAIN ON DISPOSITION OF SUBSIDIARY (Note 13)                                           409,418                  --
                                                                                   ----------          ----------

INCOME (LOSS) - Before income taxes                                                   329,797            (143,879)

PROVISION FOR (RECOVERY OF) INCOME TAXES                                               28,231              (9,441)
                                                                                   ----------          ----------

NET INCOME (LOSS)                                                                     301,566            (134,438)

DEFICIT - Beginning of year                                                          (134,438)                --
                                                                                   ----------          ----------

RETAINED EARNINGS (DEFICIT) - End of year                                          $  167,128          $ (134,438)
                                                                                   ==========          ==========


EARNINGS (LOSS) PER SHARE (Note 14)

  From continuing operations                                                       $     0.03          $     0.26
                                                                                   ==========          ==========

  After discontinued operations and gain on disposition of subsidiaries            $     0.60          $    (0.85)
                                                                                   ==========          ==========



===================================================================================================================

                            See Accompanying Notes                       F-6

                        INTERUNION FINANCIAL CORPORATION
            CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
                          (EXPRESSED IN U.S. DOLLARS)




FOR THE YEAR ENDED MARCH 31                                                           1996              1995
===================================================================================================================
OPERATING ACTIVITIES

  Net income (loss)                                                              $     301,566    $  (134,438)
   Items not affecting cash
     Amortization                                                                      218,084         24,272
     Gain on disposition of subsidiary                                                (409,418)            --
                                                                                 -------------    -----------

                                                                                       110,232       (110,166)

   (Decrease) increase in due to brokers and dealers, net                          (28,664,174)    29,995,649
   Decrease (increase) in client deposits                                           15,720,553     (14,779,20)
   Increase (decrease) in marketable securities                                     13,056,486     (15,682,07)
   Increase in accounts receivable and sundry assets                                  (183,487)      (102,741)
   Increase in accounts payable and accrued liabilities                                392,164        283,460
                                                                                 -------------    -----------

CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                                        431,774       (395,078)
                                                                                 -------------    -----------

FINANCING ACTIVITIES

   Proceeds on issuance of capital stock and additional paid-in capital                555,000      3,762,774
   Increase in loans payable                                                            18,589        100,872
                                                                                 -------------   ------------

CASH PROVIDED BY FINANCING ACTIVITIES                                                  573,589      3,863,646
                                                                                 -------------   ------------

INVESTING ACTIVITIES

   Start-up costs                                                                     (438,803)            --
   Long-term investments                                                               (13,472)      (900,361)
   Purchase of capital assets                                                         (132,533)      (957,653)
   Reorganization costs                                                                (61,632)      (234,574)
   Goodwill                                                                                 --     (1,143,982)
   Investment in subsidiaries (Note 5)                                                      --       (507,457)
   Discontinued operations                                                            (126,809)       258,684
                                                                                 -------------   ------------

CASH USED IN INVESTING ACTIVITIES                                                     (773,249)    (3,485,343)
                                                                                 -------------   ------------

INCREASE (DECREASE) IN CASH                                                            232,114        (16,775)

CASH - Beginning of Year                                                               490,681             --

CASH ACQUIRED ON ACQUISITION OF SUBSIDIARIES                                                --        507,456
                                                                                 -------------   ------------

CASH - End of Year                                                                     722,795   $    490,681
                                                                                 =============   ============





===================================================================================================================

                            See Accompanying Notes                          F-7

                        INTERUNION FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            MARCH 31, 1996 AND 1995
                          (EXPRESSED IN U.S. DOLLARS)

===============================================================================

1.  CHANGE IN ACCOUNTING POLICY

    During the year, the company changed its method of valuing certain subsidiaries from fair value of consideration, which was based on the market price of shares given up to the carrying value of the underlying assets to reflect that the effective control of these subsidiaries did not change on acquisition.

    The change has been applied retroactively, and has resulted in a restatement of 1995 balances. The effect of this is a decrease in goodwill and additional paid-in capital, of $7,103,020.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The financial statements have been prepared in accordance with generally accepted accounting principles and reflect the following policies:

    a)      Principles of consolidation

            The attached consolidated financial statements of InterUnion Financial Corporation, a Delaware Corporation, ("the Company") contain the financial position, results of operations and changes in financial position of the Company and its subsidiaries, Bearhill Limited, Credifinance Capital Inc., Credifinance Securities Limited, Guardian Timing Services Inc., I & B Inc. and Reeve, MacKay & Associates Limited. All transactions and balances between the company and its subsidiaries have been eliminated.

    b)      Marketable securities

            Marketable securities are stated at market value.

    c)      Security transactions

            Security transactions are recorded in the accounts on trade date. Commission income and related expenses for transactions executed but not yet settled are accrued as of the financial statement date.

    d)      Capital assets

            Capital assets are stated at cost less accumulated amortization. It is the company's policy to provide amortization over the estimated useful lives of the capital assets at the following rates:

                    Automobile                              30% on diminishing balance
                    Computer equipment                      30% on diminishing balance
                    Furniture, fixtures and equipment       20% on diminishing balance
                    Computer software                       over 10 years
                    Leasehold improvements                  over the lease term
                    Research materials                      20% on diminishing balance

===============================================================================

/Continued...                                                             F-8

                        INTERUNION FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            MARCH 31, 1996 AND 1995
                          (EXPRESSED IN U.S. DOLLARS)

===============================================================================

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

    e)      Start-up Costs

            Costs incurred in start-up of the company's wholly-owned auction subsidiary will be amortized on a straight- line basis over 5 years commencing in the 1997 fiscal year.


    f)      Reorganization Costs

            Costs incurred in reorganizing the structure of the company are amortized on a straight-line basis over 5 years commencing in the 1996 fiscal year.


    g)      Goodwill

            Goodwill represents the deficit of Au 'N Ag Inc. at acquisition date and is amortized on a straight-line basis over 20 years commencing in the 1996 fiscal year.


    h)      Long-Term Investments

            Long-term investments in non-marketable securities where control or significant influence is not exercised are recorded at cost. The long-term investment in shares of the company held by a subsidiary is included with long-term investments until sold. The sale of these shares will be accounted for as a capital transaction.

            Stock exchange seats are recorded at cost and included in long-term investments. Declines in market value are only recorded when there is an indication of permanent decline in value.


    i)      Valuation of Subsidiaries Acquired

            Subsidiaries acquired from non-related parties are valued at acquisition based on the fair market value of the underlying assets acquired.



===============================================================================

/Continued...                                                             F-9

                        INTERUNION FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            MARCH 31, 1996 AND 1995
                          (EXPRESSED IN U.S. DOLLARS)

===============================================================================

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

    j)      Additional Paid-in Capital

            Additional paid-in capital represents the proceeds on issuance of common shares in excess of par value of shares issued, net of costs to issue such shares.

    k)      Translation of Foreign Currencies

            Foreign currency amounts have been translated to U.S. funds as follows:

            i) Monetary assets and liabilities, at the rate of exchange prevailing on the balance sheet date.

            ii) Revenues and expenses, at average rate of exchange for the month of the transaction.

                    Gains and losses on translation of foreign currencies, which are not significant, are included in the statement of operations.

    l)      Capital Leases

            Leases which transfer substantially all of the benefits and risks incident of ownership of the property to the company, are treated as "capital leases" and are recorded as the acquisition of an asset and the incurrence of an obligation.




3.  CAPITAL ASSETS                                               Accumulated             Net Carrying Amount
                                                 Cost            Amortization          1996              1996
                                                 ----            ------------          ----              ----
    Automobile                               $   21,781           $  8,192          $ 13,589           $  3,123
    Computer equipment                          104,024             47,944            56,080             44,573
    Furniture, fixtures and equipment           118,299             32,393            85,906             30,253
    Leasehold improvements                        1,273              1,273                --                 --
    Research materials                           20,964              2,097            18,867                 --
    Computer software (Note 12)                 864,554             90,104           774,450            855,432
                                             ----------           --------          --------           --------

                                             $1,130,895           $182,003          $948,892           $933,381
                                             ==========           ========          ========           ========


    Automobile and furniture, fixtures and equipment includes amounts under capital leases with a cost of approximately $21,000. The $19,000 obligation under these capital leases is included in accounts payable.

===============================================================================

/Continued...                                                           F-10

                        INTERUNION FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            MARCH 31, 1996 AND 1995
                          (EXPRESSED IN U.S. DOLLARS)

===============================================================================

4.  LOANS PAYABLE

    The amounts are due to shareholders or parties that are directly or indirectly related to shareholders. The loans are non-interest bearing and have no specific repayment terms.



5.  ACQUISITION OF SUBSIDIARIES

    During 1995, the company acquired the subsidiaries described in Note 2(a). The consideration for these acquisitions was a combination of common shares of the company and 27,828 common share purchase warrants (Note 8).

    The acquisition of the subsidiaries is summarized as follows:

            Cash                                                                   $  507,456
            Computer software (Note 12)                                               855,432
            Other non-cash liabilities assumed in excess of assets acquired           (40,542)
                                                                                   ----------
                                                                                   $1,322,346
                                                                                   ==========



6.  CHANGE OF NAME

    Effective, April 17, 1994, subsequent to the controlling interest being acquired by the company's shareholders on April 11, 1994, the name of the company was changed to InterUnion Financial Corporation from Au 'N Ag, Inc.

    Because effective control was acquired by the shareholders of the company in an arm's length transaction, the deficit of $1,143,643 in Au 'N Ag at April 11, 1994 has been included in 1995 goodwill in the attached consolidated balance sheet.



===============================================================================

/Continued...                                                           F-11

                        INTERUNION FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            MARCH 31, 1996 AND 1995
                          (EXPRESSED IN U.S. DOLLARS)

===============================================================================

7.  CAPITAL STOCK AND ADDITIONAL PAID-IN CAPITAL

    AUTHORIZED

         1,500,000   Non-cumulative, non-participating, ($.10
                     par value) Class A preference shares entitled
                     to 100 votes for every one share issued
        50,000,000   Non-cumulative, non-participating non-voting
                     Class "B" preference shares with a par value to
                     be determined at date of first issue
        50,000,000   Non-cumulative, non-participating, non-voting,
                     convertible into common shares at a conversion
                     rate to be determined at the date of first
                     conversion, Class "C" preference shares with a
                     par value to be determined at date of first issue
       100,000,000   Common shares ($.001 par value)




    ISSUED
                                                                                 Additional
                                             Number           Capital              Paid-In
                                           of Shares           Stock               Capital              Total
                                           ---------          -------            -----------            -----
    Class A preference shares              1,500,000         $  150,000         $         --       $    150,000
                                           =========         ----------         ------------       ------------

    Common shares (adjusted for
      reverse stock splits)
    Balance, April 15, 1994                  122,739         $   24,546         $  1,122,059       $  1,146,605

      Shares issued during 1995,
        net of costs                         246,319             49,264            2,416,905          2,466,169
                                           ---------         ----------         ------------       ------------

    Balance, March 31, 1995                  369,058             73,810            3,538,964          3,612,774
      Shares issued during 1996,
        net of costs, and other
        adjustments                          323,500             64,700              145,038            209,738

    Balance, March 31, 1996                  692,558            138,510            3,684,002          3,822,512
                                           =========        -----------         ------------       ------------

                                                            $   288,510         $  3,684,002       $  3,972,512
                                                            ===========         ============       ============



===============================================================================

/Continued...                                                           F-12

                        INTERUNION FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            MARCH 31, 1996 AND 1995
                          (EXPRESSED IN U.S. DOLLARS)

===============================================================================

7.  CAPITAL STOCK AND ADDITIONAL PAID-IN CAPITAL - Continued

    During 1995, a reverse stock split of 10 (ten) to 1 (one) was approved.

    Subsequent to the 1996 year-end, a reverse stock split of 20 (twenty) to 1
    (one) was approved, as explained in Note 14.



8.  OPTIONS AND WARRANTS

    Subsequent to year-end, options for 40,250 shares (adjusted for the 20 to 1 reverse stock split described in Note 7) at $40.00 and warrants for 102,828 shares (adjusted for the 20 to 1 reverse stock split described in Note 7) at $40.00 outstanding as at March 31, 1995 and 1996 were cancelled.



9.  INCOME TAX MATTERS

    The company's subsidiaries have available losses, the benefits of which have not been recorded, of approximately $650,000 to be applied against future taxable income. These losses expire as follows:

                    1999                                 $   160,000
                    2000                                     240,000
                    2001                                      60,000
                    2002                                     190,000
                                                         -----------

                                                         $   650,000
                                                         ===========



10.         CONTRACTS AND COMMITMENTS

    a)      Agreement with Canada Trust Securities Inc.

            A subsidiary of the company has entered into an agreement with Canada Trust Securities Inc. ("CT") whereby CT will perform certain securities trading and clearing activities and record-keeping as agent for and on behalf of the company in various securities markets. The agreement requires CT to hold securities and/or cash of the clients of the company in segregation or safekeeping as the case may be, as and when required by regulatory requirements. In summary, the services provided by CT are merely administrative in nature and all obligations to pay for securities purchased and to deliver securities sold for the company's clients rests with the company and not CT.

===============================================================================

/Continued...                                                           F-13

                        INTERUNION FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            MARCH 31, 1996 AND 1995
                          (EXPRESSED IN U.S. DOLLARS)

===============================================================================

10.         CONTRACTS AND COMMITMENTS - Continued

    b)      Lease Commitments

            The total annual rent obligations under the operating leases for equipment is approximately $13,000

            Minimum annual rentals, exclusive of additional operating costs, under the leases for the company's premises in each of the next five years are approximately:

                    1996                                 $     100,000
                    1997                                       115,000
                    1998                                       135,000
                    1999                                       120,000
                    2000                                       120,000



11.         WARRANTS HELD

            The company, holds warrants for common shares in public companies received as fees in connection with underwritings and other services provided. No value has been recorded in respect of these warrants.



12.         SALES COMMITMENT

            The company entered into an option agreement with a major international financial institution whereby software owned by its subsidiary, Bearhill Inc. may be sold for proceeds to the company of approximately $15,000,000 Cdn. (March 31, 1996 - $11,000,000
            U.S.). The company's interest in this software through its interest in Bearhill Inc. is valued at approximately $770,000 and is included in capital assets (Note 3).



===============================================================================

/Continued...                                                           F-14

                        INTERUNION FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            MARCH 31, 1996 AND 1995
                          (EXPRESSED IN U.S. DOLLARS)

===============================================================================

13.         DISCONTINUED OPERATIONS

            During 1996 the company disposed, by way of an assignment in bankruptcy of its real estate sales subsidiary, Rosedale Realty Corporation ("Rosedale").

            Accordingly, the assets and liabilities of Rosedale as at March 31, 1995 and the results of operations for the year ended March 31, 1995 and until the effective date of disposition (September 26, 1995) are accounted for as discontinued operations in the attached consolidated financial statements.

            As a result of the disposition of Rosedale, the company has a gain to the extent that the deficit of Rosedale exceeds the company's net investment at disposition date. There is no tax charge required in respect of this gain.

            At March 31, 1995, Rosedale's summarized financial position is as follows:

            Current assets                                $  168,000
            Capital assets                                    72,000
                                                          ----------

                                                          $  240,000
                                                          ==========

            Current liabilities                           $  240,000
            Long-term debt                                   260,000
                                                          ----------

                                                             500,000
                                                          ----------

            Share capital                                    360,000
            Deficit                                         (620,000)
                                                          ----------

                                                          $ (260,000)
                                                          -----------

                                                          $  240,000
                                                          ==========

            Revenues of Rosedale up to September 26, 1995 were approximately $400,000 ($1,300,000 for the year ended March 31, 1995).


14.         EARNINGS (LOSS) PER SHARE

            Earnings (loss) per share have been calculated on the weighted average number of common shares outstanding, adjusted for the reverse stock splits described in Note 7, which amounted to 501,335 shares (1995 - 157,531 shares).

            Fully diluted earnings per share for 1995 have not been computed as the effect would have been anti- dilutive. All options and warrants that were outstanding at the end of 1995 have been cancelled as described in Note 8.

===============================================================================

/Continued...                                                           F-15

                        INTERUNION FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            MARCH 31, 1996 AND 1995
                          (EXPRESSED IN U.S. DOLLARS)

===============================================================================

15.         INCOME TAXES

            The company's approximate income tax charges (recovery) and approximate effective rates are as follows:

                                                           1996                       1995
                                                           ----                       ----
                                                                       %                            %
                                                                       -                            -

         Statutory income tax
           rate (recovery)                           $   149,000       45          $ (64,000)      (45)
         Non-taxable gains                              (176,000)     (53)            (5,000)       (3)
         Other non-deductible items                       13,000        4                 --       ---
         Losses not tax affected                          42,000       12             60,000        42
                                                     -----------     ----           --------       ---

    Net taxes (recovery) and effective rate          $    28,000        8           $ (9,000)       (6)
                                                     ===========     ====           =========      ===



16.      1995 FINANCIAL STATEMENTS

         1995 financial statements have been restated and reclassified to reflect the change in accounting policy described in Note 1.



===============================================================================

                        INTERUNION FINANCIAL CORPORATION

                              FINANCIAL STATEMENTS
                                  (Unaudited)

                      INTERIM PERIOD ENDING JUNE 30, 1996

                        INTERUNION FINANCIAL CORPORATION

                                 JUNE 30, 1996

                                    CONTENTS

                                                                                            PAGE
Controller's Report                                                                         F-19

Financial Statements:

         Consolidated Balance Sheet                                                         F-20

         Consolidated Statement of Operations & Deficit                                     F-21

         Consolidated Statement of Changes in Financial Position                            F-22

                              CONTROLLER's  REPORT





To the Board of Directors of InterUnion Financial Corporation



I have compiled the Consolidated Balance Sheet of InterUnion Financial Corporation as at June 30,1996 and the Consolidated Statement of Operations & Deficit and Consolidated Statement of Changes in Financial Position for the three months then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my capacity as the company's controller.

I conducted my compilation in accordance with generally accepted accounting standards. Those standards require that I plan and perform analysises in order to obtain reasonable assurance whether the financial statements are free of material misstatements. A compilation includes axamining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A compilation also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the company as at June 30,1996 and the results of its operations and the changes in financial position for the three months then ended in accordance with generally accepted accounting principles.





Toronto, Ontario
July 31,1996

                        INTERUNION FINANCIAL CORPORATION
                            CONSOLIDATED BALANCE SHEET
                              AS AT JUNE 30, 1996

                          (Expressed in U.S. Dollars)

                                                                                            Audited          Audited
                                                                           3 mos            12 mos           12 mos
                                                                           ended             ended            ended
                                                                           Jun-96           Mar-96           Mar-95
    CURRENT ASSETS
      Cash                                                                   622,757          722,795          490,681
      Due from brokers and dealers                                           911,160        1,168,190          172,944
      Client deposits                                                      1,070,270        2,093,966       21,147,890
      Marketable securities                                                  194,117        2,625,585       15,682,071
      Accounts receivable                                                    492,324          208,727           55,262
      Income tax receivable                                                  (35,402)           1,597           15,866
      Sundry assets and prepaid expenses                                     170,149           75,906           31,615

                                                                         -----------      -----------      -----------
                                                                           3,425,375        6,896,766       37,596,329
                                                                         -----------      -----------      -----------

    START-UP COSTS                                                           418,990          438,803
    LONG TERM INVESTMENTS                                                    913,834          913,834          900,361
    CAPITAL ASSETS                                                           915,586          948,892          933,380
    DEFERRED CHARGES                                                         174,367          184,944          234,574
    GOODWILL AND NON-CURRENT ASSETS                                        1,072,165        1,086,461        1,143,982
    OTHER ASSETS                                                                   0                0          240,693

                                                                         -----------      -----------      -----------
                                                                           3,492,942        3,572,934        3,452,990
                                                                         -----------      -----------      -----------
                                                                         -----------      -----------      -----------
                                                                           6,918,317       10,469,700       41,049,319
                                                                         ===========      ===========      ===========
    CURRENT LIABILITIES
      Due to brokers and dealers                                             429,091        2,499,665       30,168,593
      Due to clients                                                       1,629,007        3,035,310        6,368,681
      Accounts payable and accrued liabilities                               714,382          675,623          283,459

                                                                         -----------      -----------      -----------
                                                                           2,772,480        6,210,598       36,820,733
                                                                         -----------      -----------      -----------

      Other liabilities                                                            0                0          499,377
      Due to related parties                                                     171          119,462          100,873

                                                                         -----------      -----------      -----------
                                                                                 171          119,462          600,250
                                                                         -----------      -----------      -----------
    SHAREHOLDERS EQUITY
      Capital Stock and additional paid-in capital                         3,972,512        3,972,512        3,762,774
      Retained Earnings (Deficit)                                            173,154          167,128         (134,438)

                                                                         -----------      -----------      -----------
                                                                           4,145,666        4,139,640        3,628,336
                                                                         -----------      -----------      -----------
                                                                         -----------      -----------      -----------
                                                                           6,918,317       10,469,700       41,049,319
                                                                         ===========      ===========      ===========

                        INTERUNION FINANCIAL CORPORATION
                CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
                    FOR THE THREE MONTHS ENDED JUNE 30, 1996

                          (Expressed in U.S. Dollars)

                                                                                            Audited          Audited
                                                                           3 mos            12 mos           12 mos
                                                                           ended             ended            ended
                                                                           Jun-96           Mar-96           Mar-95
    REVENUES
      Commissions, trading & investment income                             1,364,701        4,500,899        3,971,160
      Sales                                                                  515,934                0                0
      Fee Revenue                                                            229,908        1,364,297           56,907

                                                                         -----------      -----------      -----------
                                                                           2,110,543        5,865,196        4,028,067
                                                                         -----------      -----------      -----------

    EXPENSES
      Selling, Marketing & Research                                        1,008,674        4,207,289        2,868,886
      Cost of Goods Sold                                                     515,934                0                0
      Salaries & Benefits                                                    274,331          759,361          291,687
      General & Administration                                               176,294          710,938          796,673
      Other Expenses                                                            (639)          13,132                0
      Foreign Exchange Loss (Gain)                                               296          (20,902)            (247)
      Interest & Bank Charges Expense (Income)                                (8,137)         (37,337)           5,830
      Amortization                                                            79,992          218,084           24,272

                                                                         -----------      -----------      -----------
                                                                           2,046,745        5,850,565        3,987,101
                                                                         -----------      -----------      -----------
    PROFIT (LOSS) FROM CONTINUING OPERATIONS                                  63,798           14,631           40,966


      Loss from Discontinued Operation                                             0          (94,252)        (184,845)
      Gain on Disposal of Discontinued Assets                                      0          409,418                0

                                                                         -----------      -----------      -----------
    PROFIT (LOSS) FOR THE PERIOD - BEFORE INCOME TAXES                        63,798          329,797         (143,879)

    PROVISSION FOR INCOME TAXES (RECOVERABLE)                                 57,772           28,231           (9,441)

                                                                         -----------      -----------      -----------
    NET PROFIT (LOSS) FOR THE PERIOD                                           6,026          301,566         (134,438)

    RETAINED EARNINGS (DEFICIT) - BEGINNING OF PERIOD                        167,128         (134,438)               0

                                                                         -----------      -----------      -----------
    RETAINED EARNINGS (DEFICIT) - END OF PERIOD                              173,154          167,128         (134,438)
                                                                         ===========      ===========      ===========


    FINANCIAL OVERVIEW
     Common Shares Outstanding                                               692,572          692,572          369,058
     Weighted Average Shares Outstanding                                     692,572          501,335          157,531
     E.P.S. - From Continuing Operations                                        0.01             0.03             0.24
     E.P.S. - After Discontinued Operations                                     0.01             0.60            (0.85)

                        INTERUNION FINANCIAL CORPORATION
            CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
                    FOR THE THREE MONTHS ENDED JUNE 30, 1996

                          (Expressed in U.S. Dollars)

                                                                                            Audited          Audited
                                                                           3 mos            12 mos           12 mos
                                                                           ended             ended            ended
                                                                           Jun-96           Mar-96           Mar-95
    OPERATING ACTIVITIES
      Net Income (Loss)                                                        6,026          301,566         (134,438)
      Amortization                                                            79,992          218,084           24,272
      Gain on disposition of discontinued operations                               0         (409,418)               0

                                                                         -----------      -----------      -----------
                                                                              86,018          110,232         (110,166)
      Increase (decrease) in due to brokers and dealers, net              (1,813,544)     (28,664,174)      29,995,649
      Increase (decrease) in due to clients                                 (382,607)      15,720,553      (14,779,209)
      Increase (decrease) in marketable securities                         2,431,468       13,056,486      (15,682,071)
      Increase (decrease) in accounts receivable & sundry assets            (340,841)        (183,487)        (102,741)
      Decrease (increase) in accounts payable and accrued                     38,762          392,164          283,460
      liabilities

                                                                         -----------      -----------      -----------
    CASH PROVIDED (USED) BY OPERATING ACTIVITIES                              19,256          431,774         (395,078)
                                                                         -----------      -----------      -----------

    FINANCING ACTIVITIES
      Capital stock and additional paid-in capital issued (note 8)                 0          555,000        3,762,774
      Increase (decrease) in due to related parties                         (119,291)          18,589          100,872

                                                                         -----------      -----------      -----------
    CASH PROVIDED (USED) BY FINANCING ACTIVITIES                            (119,291)         573,589        3,863,646
                                                                         -----------      -----------      -----------

    INVESTING ACTIVITIES
      Start-up costs                                                               0         (438,803)               0
      Long term investments                                                        0          (13,472)        (900,361)
      Purchase of capital assets                                                   0         (132,533)        (957,653)
      Reorganization costs                                                         0          (61,632)        (234,574)
      Goodwill                                                                     0                0       (1,143,982)
      Investment in subsidiaries (note 5)                                          0                0         (507,457)
      Discontinued operations                                                      0         (126,809)         258,684

                                                                         -----------      -----------      -----------
    CASH PROVIDED (USED) IN INVESTING ACTIVITIES                                   0         (773,249)      (3,485,343)
                                                                         -----------      -----------      -----------

    INCREASE (DECREASE) IN CASH                                             (100,035)         232,114          (16,775)


    CASH - BEGINING OF YEAR                                                  722,795          490,681                0

    CASH ACQUIRED ON ACQUISITION OF SUBSIDIARIES                                   0                0          507,456

                                                                         -----------      -----------      -----------
    CASH - END OF YEAR                                                       622,760          722,795          490,681
                                                                         ===========      ===========      ===========